Exhibit 99.4

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York Time) on June 12, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business, New York Time, on May 26, 2026 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. (Beijing Time) on June 23, 2026 at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. Copies of the Company's Notice of the 2026 Annual General Meeting of Shareholders and 2025 annual report are available at http://ir.netease.com. If you wish to receive a paper or email copy of these documents, you may request a copy by contacting the Company at Tel +852 2791 5088 or emailing ir@service.netease.com or mailing to NetEase, Inc., Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong, People's Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. NETEASE, INC. (the “Company”) PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE NetEase, Inc. Annual General Meeting of Shareholders For holders of American Depositary Receipts of record as of the close of business, New York Time, on May 26, 2026 Tuesday, June 23, 2026 10:00 a.m., Beijing Time No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People's Republic of China 310052 BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m., New York Time, June 12, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

NetEase, Inc. Annual General Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: As an ordinary resolution, to re-elect the following six directors of the Company (the "**Directors**") to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such Directors are otherwise vacated in accordance with the Company's memorandum and articles of association (as amended from time to time):			
1(a) William Lei Ding	☐	☐	☐
1(b) Alice Yu-Fen Cheng	☐	☐	☐
1(c) Grace Hui Tang	☐	☐	☐
1(d) Joseph Tze Kay Tong	☐	☐	☐
1(e) Michael Man Kit Leung	☐	☐	☐
1(f) Kok Chung Johnny Chan	☐	☐	☐
PROPOSAL NO 2: As an ordinary resolution, to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of the Company for U.S. financial reporting and Hong Kong financial reporting purposes, respectively, for the fiscal year ending December 31, 2026 and until the conclusion of the next annual general meeting of the Company, and to authorize the Company's board of directors to fix their remuneration.	☐	☐	☐
PROPOSAL NO 3: As an ordinary resolution, to grant a general mandate to the Directors to allot, issue or deal with additional ordinary shares in the share capital of the Company (the "**Shares**") and/or American depositary shares (the "**ADSs**") representing Shares not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**HK Listing Rules**")) as at the date of the 2026 Annual General Meeting of Shareholders.	☐	☐	☐
PROPOSAL NO 4: As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the 2026 Annual General Meeting of Shareholders.	☐	☐	☐
PROPOSAL NO 5: 5(a) As an ordinary resolution, to amend and restate the Company's Amended and Restated 2019 Share Incentive Plan as the Second Amended and Restated 2019 Share Incentive Plan.	☐	☐	☐
5(b) Conditional on the passing of the foregoing resolution 5(a), as an ordinary resolution, to approve and adopt the Consultant Sublimit as defined in the Second Amended and Restated 2019 Share Incentive Plan.	☐	☐	☐
PROPOSAL NO 6: As a special resolution, to amend the existing memorandum and articles of association of the Company by adopting the proposed Third Amended and Restated Memorandum and Articles of Association of the Company in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company mainly to (i) bring the memorandum and articles of association of the Company in line with the HK Listing Rules in relation to, among other things, allowing hybrid general meetings and electronic voting; and (ii) incorporate certain consequential and housekeeping amendments.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ________ Date ________ Signature (if held jointly) ________ Date ________